UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **August 10, 2006**

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(202) 872-3526**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry into a Definitive Material Agreement**

See Item 2.03 below.

Item 2.03   On August 10, 2006, Pepco Holdings, Inc. ("PHI") entered into a Short Term Loan Agreement with The Bank of Nova Scotia (the "Lender") pursuant to which PHI is entitled to borrow up to $250 million (the "Loan Agreement"). On August 10, 2006, PHI borrowed $250 million under the Loan Agreement. For the period commencing on August 10, 2006 and ending 45 days thereafter, the loan bears interest at a rate equal LIBOR for the applicable interest period plus 0.425% per annum. Thereafter, the interest rate payable by PHI for the applicable interest period will be based on a pricing schedule determined by the credit rating of PHI. PHI is entitled to elect interest periods of one, two, three or six months during the term of the loan, and during the period commencing on July 1, 2007 and ending on August 8, 2007, PHI also is entitled to select one- or two-week interest periods. PHI initially has elected an interest period of one month. In addition, PHI may elect to convert the interest rate to a daily rate equal to the greater of (i) the Lender's prime rate and (ii) the federal funds effective rate plus 0.5%. Interest on the loan is payable on the last day of each interest period, and the principal amount of the loan is payable on August 8, 2007. The loan may be prepaid by PHI in whole or in part without premium or penalty on three business days' notice. Amounts prepaid may not be re-borrowed. The indebtedness under the Loan Agreement is unsecured.

The Lender or its affiliates have provided investment or commercial banking services to PHI and its affiliates, including as an underwriter of their securities, in the past and are likely to do so in the future. They receive customary fees and commissions for these services.

The Loan Agreement contains customary financial and other covenants that, if not satisfied, could result in the acceleration of repayment of the loan. Among these covenants are (i) the requirement that PHI maintain a ratio of total indebtedness to total capitalization of 65% or less, computed in accordance with the terms of the Loan Agreement, (ii) a restriction on sales or other dispositions of assets, other than sales and dispositions permitted by the Loan Agreement and (iii) a restriction on the incurrence of liens on the assets of PHI or any of its significant subsidiaries, other than liens permitted by the Loan Agreement. The Loan Agreement also contains a number of customary events of default that could result in the acceleration of repayment of the loan, including (i) the failure of PHI or any of its significant subsidiaries to pay when due, or the acceleration of, certain indebtedness under other borrowing arrangements, (ii) certain bankruptcy events, judgments or decrees against PHI or its significant subsidiaries and (iii) a change in control (as defined in the Loan Agreement) of PHI or the failure of PHI to own all of the voting stock of Potomac Electric Power Company, Delmarva Power & Light Company and Atlantic City Electric Company. The Loan Agreement does not include any ratings triggers. The Loan Agreement is filed herewith as Exhibit 10.1.

Item 9.01   Financial Statements and Exhibits.

Exhibit No.   Description of Exhibit

10.1   Short Term Loan Agreement, dated as of August 10, 2006, between Pepco Holdings, Inc. and The Bank of Nova Scotia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date   August 10, 2006   /s/ Joseph M. Rigby
Name: Joseph M. Rigby
Title: Senior Vice President
and Chief Financial Officer